UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of June 10, 2020

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

On June 10, 2020, Centogene N.V. convened the annual general meeting of shareholders to be held on June 26, 2020 and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTOGENE N.V.

Date: June 10, 2020

By:	/s/ Richard Stoffelen
Name: Richard Stoffelen
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Convening notice including agenda and explanatory notes
99.2	Voting proxy

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